UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 14, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

LOSS-OF-LIFE INCIDENT AT DOORNKOP

Johannesburg, Monday, 14 March 2022. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to report that one of its employees tragically lost their life following a mine-related material car incident during the afternoon of Friday 11th March 2022, at its Doornkop mine, near Soweto, in the Gauteng province.

“We are deeply saddened by the loss of our colleague. Harmony continues its focus on embedding its risk management practice to create a more engaged and proactive safety culture. The inclusion and involvement of all Harmony stakeholders in all aspects of safety demonstrates a unified commitment to prevent accidents through our ongoing humanistic transformation safety journey. Our prayers are with the families, friends and colleagues of the deceased during this time of tragedy,” said Peter Steenkamp, chief executive officer of Harmony.

The deceased’s family members have been informed and the necessary support will be provided to assist the family during this time of mourning. The relevant authorities were also immediately informed and the affected area has been closed, pending an in-loco investigation.

Ends.

For more details contact:

Sihle Maake
Head of Communications
+27 (0)83 722 5467 (mobile)

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

14 March 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 14, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director